Exhibit 99.1

TransAlta Reports Solid Third Quarter 2020 Results, Fast-Tracks Off Coal and Discontinues All Mining in Canada by End of 2021

CALGARY, AB, Nov. 4, 2020 /CNW/ -

Third Quarter 2020 Highlights

  Comparable EBITDA(1)(2) of $256 million increased by three per cent from $249 million for the same period in 2019
  Free cash flow ("FCF")(1)(2) of $106 million or $0.39 per share compared to $114 million or $0.40 per share for the same period in 2019
  Adjusted availability was 90.7 per cent compared to 95.2 per cent for the same period in 2019

Year-to-date 2020 Financial Highlights

  FCF(1)(2) of $306 million or $1.11 per share compared to $258 million or $0.91 per share, an increase of 22 per cent on a per share basis
  Returned $21 million of capital to shareholders in the first nine months through the purchase and cancellation of 2,849,400 common shares at an average price of $7.51 per share through our normal course issuer bid ("NCIB") program

Operating Highlights

  Adjusted the useful life of the Highvale Mine to align with the gas conversion plans of the Company (as defined below) and decision to end mining by Dec. 31, 2021
  Commenced conversion to gas at Sundance Unit 6 and on-track to complete the project by mid-Nov. 2020
  Windrise Wind construction is 45 per cent complete, as of Sept. 30, 2020, and began receiving wind turbine generators on site in mid-Oct. 2020

Subsequent Events & Updates

  The Company announced that it will discontinue all mining operations at the Highvale Mine by Dec. 31, 2021. Effective Jan. 1, 2022, the Company will discontinue firing with coal in Canada
  Sundance Unit 5 repowering received approval of the Company's Board of Directors ("Board") and is on-track to reach commercial operation by fourth quarter 2023
  Announced that the Company's subsidiary, Southern Cross Energy, replaced and extended its existing power purchase agreement with BHP Billiton Nickel West Pty. Ltd. The replacement of this agreement extends the term from Dec. 31, 2023 to Dec. 31, 2038
  Achieved commercial operation of WindCharger, Alberta's first utility-scale battery storage project
  Announced the closing of AU$800 million of secured financing from the South Hedland Power Station
  Announced the closing of the $400 million investment by an affiliate of Brookfield Asset Management ("Brookfield") in preferred shares of the Company pursuant to the investment agreement entered into between the Company and Brookfield on Mar. 22, 2019
  Together with our partner, Tidewater Midstream & Infrastructure Ltd. ("Tidewater"), entered into a purchase and sale agreement with ATCO Gas and Pipelines Ltd. ("ATCO") to sell the Pioneer Pipeline for a purchase price of $255 million ("Pioneer Transaction"). This agreement replaces the Company's previous agreement from second quarter 2020 to sell its interest in the Pioneer Pipeline to NOVA Gas Transmission Ltd. ("NGTL")
  The Board adopted a Diversity and Inclusion Pledge that commits the Company to advance diversity and inclusion in the workplace. By undertaking this pledge, the Company will seek to remove systemic barriers that may prevent diverse employees from thriving, including visible minorities, Indigenous people, members of the LGBTQ+ community, persons with disabilities, and women

TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported its financial results for the quarter ended Sept. 30, 2020.

"TransAlta's third quarter delivered excellent results from strategic, operational and financial perspectives. We continued to advance our climate leadership strategy and added Alberta's first utility-scale battery storage project, WindCharger, to our sizable hydro and wind fleet," said Dawn Farrell, President and Chief Executive Officer. "TransAlta has been a leader in emissions reductions in Alberta since 2005 and we will continue to use this expertise to serve customers with low-cost, reliable, green electricity."

"In another major milestone, our Board approved closing the Highvale Mine by Dec. 31, 2021, four years ahead of our original off-coal schedule for this mine. This decision demonstrates how we continue to lead our industry in achieving ESG milestones on an accelerated basis. I would like to express my sincere gratitude to the front-line employees of SunHills Mining who have worked tirelessly to provide exceptional service since the 1950s."

Below are additional highlights from the quarter regarding how TransAlta is advancing its Clean Energy Investment Plan, how it is working toward greater diversity and inclusion, how the Company is managing COVID-19, as well as more details regarding the Company's liquidity and financial position.

Clean Energy Investment Plan

Conversion to Gas
The Company will discontinue all mining operations at Highvale Mine by Dec. 31, 2021. Effective Jan. 1, 2022, the Company will cease coal-fired generation in Canada. TransAlta's Keephills Unit 1 and Sundance Unit 4 will discontinue firing with coal and will only operate on gas, resulting in the maximum capability of these units being reduced to 70 MW and 113 MW, respectively, effective Jan. 1, 2022. The Company continues to evaluate these units as candidates for boiler conversion or full repowering based on market fundamentals.

TransAlta's conversion programs are underway. The Company commenced the conversion outage of Sundance Unit 6 during the quarter and is on-track to complete the project by mid-Nov. 2020. The Company continues to advance the conversions of its Keephills Unit 2 and Unit 3 planned for 2021 and has issued Full Notice to Proceed for both units. During the third quarter of 2020, the Sundance Unit 5 repowering project received Board approval and is on-track to reach commercial operation in the fourth quarter of 2023.

In furtherance of the Company's natural gas fuel supply needs for the converted units, TransAlta has long-term natural gas delivery transportation agreements with NGTL, bringing the cumulative total of new and existing pipeline transportation service to the Company's generating facilities up to 400 terajoules ("TJ") per day by 2023. TransAlta's current commitments, including its 139 TJ/day supply arrangement with Tidewater, will remain in place until the closing of the Pioneer Transaction. The Pioneer Transaction is subject to customary regulatory approvals, which are currently expected to be obtained in the second quarter of 2021.

WindCharger Battery Storage
TransAlta announced that its 10 MW/20 MWh WindCharger Battery Storage project began commercial operation on Oct. 15, 2020. This project has a total capital cost of approximately $14 million, with approximately 50 per cent being funded through the support of Emissions Reduction Alberta. TransAlta will pay TransAlta Renewables Inc. a fixed monthly capacity charge for the right to operate and dispatch the battery in the Alberta market.

Windrise Wind
Construction activities on the Windrise Wind project continues to advance with all appropriate procedures in place to protect the construction team during the COVID-19 pandemic. This project is approximately 45 per cent complete (as at Sept. 30, 2020) and the construction schedule has been modified to reflect a COVID-19-related delay in the delivery of the wind turbine components. The Company plans to complete construction and commissioning in the second half of 2021. This project began receiving wind turbine generators on site in mid-Oct. 2020.

Kaybob Cogeneration
The Company has advanced the Kaybob Cogeneration project, including the purchase of the reciprocating engine generator, generator step-up transformers, electrical building, and switchgear.

Diversity and Inclusion
The Board has adopted a Diversity and Inclusion Pledge that commits the Company to advancing diversity and inclusion in the workplace. By committing to this pledge, the Company will seek to remove systemic barriers that may prevent diverse employees from thriving, including visible minorities, Indigenous people, members of the LGBTQ+ community, persons with disabilities, and women. The persistent inequities around the world underscore the urgent need to address and alleviate racial, ethnic, and other tensions, to remove barriers that perpetuate these inequalities and to promote an inclusive working environment for all employees. TransAlta firmly believes that true diversity is good for the economy, it improves corporate performance, drives growth, and enhances employee engagement. The Diversity and Inclusion Pledge acknowledges these challenges and seeks to: (i) encourage conversations about diversity and inclusion within the workplace; (ii) expand education regarding diversity, equality and inclusion; (iii) create best practices that result in the establishment of programs and initiatives relating to diversity and inclusion within the workplace; and (iv) drive accountability by regularly reporting and evaluating the success of the Company's programs and initiatives.

COVID-19 Response Update
The Company continued to implement its business continuity plan which ensured that: (i) employees who could work remotely did so; and (ii) employees who operate and maintain our facilities, and who were not able to work remotely, were able to work safely and in a manner that ensured they remained healthy. During the third quarter of 2020, the Company successfully brought employees who were working remotely back to the office without sacrificing health and safety standards. The Company's facilities also remain fully operational and capable of meeting its customers' needs. All of the Company's offices and sites follow strict health screening and physical distancing protocols with personal protective equipment readily available. TransAlta maintains travel restrictions aligned to local jurisdictional guidance, enhanced cleaning procedures, revised work schedules, and other measures to protect staff and contractors. The Company continues to work and serve all of its customers and counterparties under the terms of the relevant contracts. TransAlta has not experienced interruptions to service requirements. Electricity and steam supply continue to remain a critical service requirement to all of the Company's customers and have been deemed an essential service in all of the jurisdictions in which TransAlta operates.

Liquidity and Financial Position
The Company continues to maintain a strong financial position in part due to our long-term contracts and hedged positions. At the end of the third quarter 2020, TransAlta had access to $1.6 billion in liquidity, including $270 million of cash and cash equivalents. Subsequent to the quarter, the Company raised approximately $1.1 billion in additional liquidity to support its gas conversions and renewables construction. The Company is currently positioned with approximately $2.7 billion in liquidity.

In October, TransAlta completed an AU$800 million senior secured note offering, which is secured among other things, a first ranking charge over all assets of its South Hedland Power Station. The Company also received $400 million from the second tranche of financing from the Brookfield investment. In addition, TransAlta has access to additional capital through potential project financing of existing assets that are currently unencumbered. The Company expects to utilize existing cash and credit facilities for the debt maturing in 2020 and expects to refinance the debt maturing in 2022.

The Company also has approximately 90 per cent of its Alberta thermal baseload merchant generation hedged at approximately $53 per MWh for the remainder of 2020.

Financial Results
The Company reported its third quarter 2020 financial results with comparable EBITDA(2) of $256 million compared to $249 million in the same period of 2019. Comparable EBITDA for the nine months ended Sept. 30, 2020 was $693 million, an increase of one per cent compared to 2019. Funds from operations ("FFO")(2,3) for the three and nine months ended Sept. 30, 2020 were $193 million for the quarter compared to $188 million in 2019 and $524 million year-to-date as compared to $512 million in 2019. All 2019 figures quoted exclude the impact of the one-time payment of $56 million received in the third quarter of 2019 for the early termination of the Sundance B and C power purchase arrangements (the "PPA Termination Payments").

FCF(2), one of the Company's key financial metrics, totaled $106 million and $306 million for the three and nine months ended Sept. 30, 2020, respectively. FCF for the three and nine months ended Sept. 30, 2020 decreased by $8 million and increased by $48 million for the same periods, respectively, after adjusting for the PPA Termination Payments.

Comparable EBITDA, excluding the PPA Termination Payments, for the three and nine months ended Sept. 30, 2020 increased by $7 and $8 million, respectively, compared with the same periods in 2019 largely due to strong performance by TransAlta's Energy Marketing, Centralia, and Wind and Solar segments, partially offset by lower performance at the Alberta Thermal and Hydro segments as well as higher corporate costs due to the impact of a total return swap that hedges share-based compensation.

The Company's operations, maintenance and administration ("OM&A") expenses for the three months ended Sept. 30, 2020 were consistent with the same period in 2019. OM&A for the nine months ended Sept. 30, 2020 increased by $6 million compared to the same period in 2019 as variability caused by the total return swap resulted in an increase of expense of $16 million for the period. In addition, OM&A costs increased by $6 million due to the addition of Ada cogeneration facility, Big Level and Antrim Wind projects and the renegotiation of the Fort Saskatchewan maintenance agreement. Excluding the impact of the total return swap and additional facilities, OM&A decreased by $16 million due to tighter cost controls, units remaining on reserve shutdown during the second quarter of 2020 at Centralia, lower labour costs across multiple segments and lower legal fees.

FCF for the nine months ended Sept. 30, 2020, excluding PPA Termination Payments that were received in third quarter of 2019, was driven primarily by higher segmented cash flows, lower sustaining and productivity capital expenditures and lower distributions paid to subsidiaries' non-controlling interests. Segmented cash flows(1) for the three months ended Sept. 30, 2020 were $4 million lower compared to the same period in 2019 due to lower performance in the Alberta Thermal segment, mostly offset by higher performance in the Company's Centralia, Australian Gas, Wind and Solar and Energy Marketing segments. Segmented cash flows for the nine months ended Sept. 30, 2020, were $43 million higher compared to the same period in 2019. This increase was primarily due to higher performance in the Company's Centralia, North American Gas, Wind and Solar, and Energy Marketing segments, which was partially offset by lower performance in the Company's Alberta Thermal and Hydro segments and impacts of the total return swap in the Corporate segment.

Third Quarter 2020 Segmented Review Comparable EBITDA (in CAD$ millions)	3 Months Ended		9 Months Ended
	Sept. 30, 2020	Sept. 30, 2019	Sept. 30, 2020	Sept. 30, 2019
Alberta Thermal	47	135	121	264
Centralia	49	35	109	44
North American Gas	29	30	85	91
Australian Gas	34	29	93	90
Wind and Solar	36	35	171	151
Hydro	28	28	83	92
Energy Marketing	49	31	90	63
Corporate	(16)	(18)	(59)	(54)
Total Comparable EBITDA(2)	256	305	693	741
Comparable EBITDA (1) (2) - excluding the PPA Termination Payments	256	249	693	685
  Alberta Thermal: Comparable EBITDA, excluding the PPA Termination Payments, for the three and nine months ended Sept. 30, 2020, decreased $32 million and $87 million, respectively, compared to the same periods in 2019. This largely reflects the weaker power demand conditions driving lower Alberta wholesale power prices resulting in lower merchant production and lower margins.
  Centralia: Comparable EBITDA returned to normalized levels for the nine months ended Sept. 30, 2020. For the three months ended Sept. 30, 2020, increased by $14 million compared to the same period in 2019, primarily due to purchased power at a lower cost. For the nine months ended Sept. 30, 2020, comparable EBITDA increased by $65 million compared to the same period in 2019, primarily due to the impacts of an isolated and extreme pricing event in Mar. 2019 during which Centralia was unable to commit one of its units to physical production for day-ahead supply due to an unplanned forced outage repair. In addition, comparable EBITDA in 2020 benefited from dispatch optimization and the strengthening of the US dollar relative to the Canadian dollar.
  North American Gas: Comparable EBITDA for the three months ended Sept. 30, 2020 remained consistent compared to the same period in 2019 and for the nine months ended Sept. 30, 2020 decreased by $6 million compared with the same periods in 2019, primarily due to higher OM&A resulting from a change in passthrough provisions of a customer contract.
  Australian Gas: Comparable EBITDA for the three and nine months ended Sept. 30, 2020 increased by $5 million and $3 million, respectively, compared with the same periods in 2019 mainly due to timing of legal fees and the strengthening of the Australian dollar against the Canadian dollar.
  Wind and Solar: Comparable EBITDA for the three months ended Sept. 30, 2020 was consistent with the same period in 2019. Comparable EBITDA for the nine months ended Sept. 30, 2020 increased by $20 million compared with the same period in 2019 primarily due to the addition of the Big Level and Antrim wind facilities and higher production, partially offset by insurance proceeds received in 2019, lower Alberta pricing and the planned expiry of certain Wind power production incentives in 2019.
  Hydro: Comparable EBITDA for the three months ended Sept. 30, 2020 was consistent with the same period in 2019. Comparable EBITDA for the nine months ended Sept. 30, 2020 decreased by $9 million, compared with the same period in 2019, as lower energy and ancillary services revenues resulted from lower Alberta pricing and prior year's true-up to Alberta Electric System Operator ("AESO") transmission line losses, which were partially offset by higher production.
  Energy Marketing: Comparable EBITDA for the three and nine months ended Sept. 30, 2020 increased by $18 million and $27 million, respectively, compared to the same periods in 2019. Results were primarily attained from market volatility arising from extreme weather events in California during the quarter as well as continued strong performance from short-term strategies across various geographic regions in both the power and natural gas markets.
  Corporate: Corporate overhead costs for the three months ended Sept. 30, 2020 were consistent with the same period in 2019. Corporate overhead costs for the nine months ended Sept. 30, 2020 increased by $5 million compared to the same period in 2019. These changes were primarily due to realized gains and losses from the total return swap. A portion of the settlement cost of our employee share-based payment plans is fixed by entering into total return swaps, which are cash settled every quarter.

Consolidated Financial Highlights

Net loss attributable to common shareholders for the three months ended Sept. 30, 2020 was $136 million compared to earnings of $51 million in the same period in 2019. The decrease is largely due to lower revenues, coal inventory write-down, higher depreciation, increase in asset impairments and the PPA Termination Payments, which were partially offset by foreign exchange gains and income tax recoveries. Net loss attributable to common shareholders for the nine months ended Sept. 30, 2020 was $169 million compared to $14 million in the same period in 2019. The decrease is largely due to lower revenues, coal inventory write-down, higher depreciation, increase in asset impairments and the final PPA termination payment, which were partially offset by lower fuel, carbon compliance, purchased power costs, and foreign exchange gains.

Total sustaining capital expenditures(3) of $99 million were $12 million lower compared to 2019 primarily due to higher planned major maintenance in our Alberta Thermal segment in 2019.

Third Quarter 2020 Highlights

In $CAD millions, unless otherwise stated	3 Months Ended		9 Months Ended
	Sept. 30, 2020	Sept. 30, 2019	Sept. 30, 2020	Sept. 30, 2019
Adjusted availability (%)(4)	90.7%	95.2%	91.4%	89.5%
Production (GWh)(4)	6,184	7,558	17,276	20,918
Revenues	$514	$593	$1,557	$1,738
Fuel, carbon compliance and purchased power	$252	$257	$641	$800
Operations, maintenance and administration	$114	$114	$354	$348
Net loss attributable to common shareholders	$(136)	$51	$(169)	$(14)
Cash flow from operating activities	$257	$328	$592	$668
Comparable EBITDA(2)	$256	$305	$693	$741
Funds from operations(2)	$193	$244	$524	$568
Free cash flow(2)	$106	$170	$306	$314
Net loss per share attributable to common shareholders, basic and diluted	$(0.50)	$0.18	$(0.61)	$(0.05)
Funds from operations per share(2)	$0.70	$0.87	$1.90	$2.00
Free cash flow per share(2)	$0.39	$0.60	$1.11	$1.11
Dividends declared per common share	$0.0425	$0.0400	$0.1275	$0.0800
Dividends declared per preferred share(5)	$0.26	$0.26	$0.76	$0.52

TransAlta is in the process of filing its unaudited interim Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available Nov. 4, 2020 on the Investor Centre section of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Notes
(1) Excluding PPA Termination Payments received in third quarter 2019 of $56 million.
(2) These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Comparable EBITDA, Funds from Operations and Free Cash Flow and Earnings and Discussion of Consolidated Financial Results sections of the MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(3) Excludes payments associated with finance leases.
(4) Availability and production includes all generating assets under generation operations that the Company operates and finance leases and excludes hydro assets and equity investments. Production includes all generating assets, irrespective of investment vehicle and fuel type.
(5) Weighted average of the Series A, B, C, E, and G preferred share dividends declared. Dividends declared vary year over year due to timing of dividend declarations.

Conference call
TransAlta will hold a conference call and webcast at 8:00 a.m. MT (10:00 a.m. ET) today, Nov. 4, 2020, to discuss our third quarter 2020 results. The call will begin with a short address by Dawn Farrell, President and Chief Executive Officer, and Todd Stack, Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.

Third Quarter 2020 Conference Call:
Toll-free North American participants call: 1-888-231-8191

Webcast link: https://produceredition.webcasts.com/starthere.jsp?ei=1380694&tp_key=51fba21d14

Related materials will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 5779326 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements, including statements regarding the business and anticipated financial performance of the Company that are based on the Company's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains forward-looking statements, pertaining to, without limitation, the following: the conversion of Sundance Unit 6 in Nov. 2020; the ceasing of active mining at the Highvale Mine in Alberta by the end of 2021; Keephills Unit 1 and Sundance Unit 4 discontinuing to fire with coal and only operating on gas effective Jan. 1, 2022; the Pioneer Transaction, including the terms and timing thereof; the repowering of Sundance Unit 5 into a combined cycle unit, with commercial operation by the fourth quarter of 2023; the receipt of funds from Emissions Reduction Alberta to support the WindCharger project; the completion of the construction and commissioning of the Windrise project in the second half of 2021; the conversion of Keephills Unit 2 and Unit 3, and the timing thereof; the potential impact of COVID-19 on the Company and the actions to be undertaken by the Company in response to the COVID-19 pandemic; and utilizing existing cash and credit facilities for the debt maturing in 2020 and refinancing the debt maturing in 2022.

The forward-looking statements contained in this news release are based on many assumptions and are subject to a number of significant risks and uncertainties that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by the forward-looking statements contained in this news release include risks relating to the impact of COVID-19 and the associated general economic downturn, the impact of which will largely depend on the overall severity and duration of COVID-19 and the general economic downturn, which cannot currently be predicted, and which present risks including, but not limited to: more restrictive directives of government and public health authorities; reduced labour availability impacting our ability to continue to staff the Company's operations and facilities; impacts on the Company's ability to realize its growth goals; decreased short-term and/or long-term electricity demand and lower power pricing; increased costs resulting from the Company's efforts to mitigate the impact of COVID-19; deterioration of worldwide credit and financial markets; a higher rate of losses on accounts receivables due to credit defaults; further disruptions to the Company's supply chain; impairments and/or write-downs of assets; and adverse impacts on the Company's information technology systems and the Company's internal control systems, including increased cybersecurity threats. Other factors that may adversely impact the Company's forward-looking statements include, but are not limited to, risks relating to: operational risks involving the Company's facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; the effects of weather and other climate-related risks; disruptions in the source of water, wind, solar or gas resources required to operate our facilities; ability to secure regulatory approvals for projects under development and construction, including the receipt of the regulatory approvals from the Kaybob Cogeneration project; natural disasters; equipment failure and our ability to carry out repairs in a cost-effective or timely manner; and industry risks and competition. The foregoing risk factors, among others, are described in further detail in the MD&A and the Company's Annual Information Form for the year ended Dec. 31, 2019, which are available on SEDAR at www.sedar.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's expectations only as of the date of this news release. The Company disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

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For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, | Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 04-NOV-20